
August 11, 2021

Jennifer L. Hamann
Executive Vice President and Chief Financial Officer
UNION PACIFIC CORP
1400 Douglas Street
Omaha, NE 68179

      Re: UNION PACIFIC CORP
          Registration Statement on Form S-4
          Filed August 3, 2021
          File No. 333-258422

Dear Ms. Hamann:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Jim Audette